June 3, 2016

United States Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, DC 20549

Re:       Wike Corp.
    Amendment No. 1 to Registration Statement on Form S-1
   Filed March 13, 2016
    File No. 333-209903

Dear Messrs.:

This letter sets forth the responses of Wike Corp. ("Company") to the comments of the reviewing staff of the Securities and Exchange Commission (the “Commission”) in connection with the above referenced filing as set forth in the comment letter of June 1, 2016.

General

1.
We note your response to our prior comment 1 and reissue in part. Your website home page continues to state that you “provide award-winning printing.” This information appears to be inconsistent with the statements in the prospectus that you are a development stage business with a limited operating history and limited revenues to date. Please reconcile.

Response
The information was revised.

Directors, Executive Officers, Promoter and Control Persons, page 26

2.
We note your response to our prior comment 6 and reissue. Consistent with your response letter and your disclosure on pages 3 and 8, please clarify on page 26 that Ms. Safaler devoting 75% of her time for the planning and organizing activities means she will devote approximately 20 hours per week to your business.

Response
The statement was clarified.

Sincerely,

/s/ Corina Safaler
Corina Safaler
President and Chief executive officer of Wike Corp.